# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 374Water Inc., CIK 0000933972
CUSIP: 88583P203
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 100 Southcenter Court, Suite 200, Morrisville, North Carolina (NC), 27560
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0001861377
Persons authorized to receive notices and communications: Yaacov Nagar, 600 Park Offices Dr., Suite 300, Durham, North Carolina (NC), 27713, (919) 672-3095

## Reporting persons
- Yaacov Nagar (CIK 0001861377): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 1,771,263; shared voting power 0; sole dispositive power 1,771,263; shared dispositive power 0; aggregate amount beneficially owned 1,771,263 (10.16% of the class)
  Comment: (1) The percentage is based on 17,441,368 share of the Issuer's common stock outstanding as of March 27, 2026, as reported in the Issuer's fiscal year ended December 31, 2025, on form 10-K filed on March 30, 2026, after giving effect to the Issuer's 1-for-10 reverse split that took effect on December 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: 374Water Inc.
Address of issuer's principal executive offices: 100 Southcenter Court, Suite 200, Morrisville, North Carolina (NC), 27560
Comment:
Explanatory Note

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (this "Amendment No. 3"). This Amendment No. 3 was required as the result of dispossition of 1,440,000 Shares by the Reporting Person to irrevocable trust created for the benefit of other individuals and amends the Schedule 13D as specifically set forth herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page of this Schedule 13D/A for the number of shares of Common Stock and percentage of the Common Stock benefically owned by the Reporting Person. The percentage is based on 17,441,368 shares of the Issuer's common stock outstanding as of March 27, 2026, as reported in the Issuer's fiscal year report ended December 31, 2025, on form 10-K filed on March 30, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D/A for the number of shares of Common Stock the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Since the filing the Schedule 13 D/A on January 23, 2026, there have been no transactions in the Shares by the Reporting Person during the past 90 days in the open market:

The Reporting Person has effected the following transactions in the Common Stock, which occurred through private transfers of the Shares to irrevocable trust created for the benefit of other individuals and did not involve any consideration. On April 30, 2026, the Reporting Person trasferred 720,000 Shares to the independent trustee of the Future Water I irrevocable trust, and another 720,000 Shares to the independent trustee of the Future Water II irrevocable trust. The Reporting Person is neither a beneficiary nor trustee of either irrevocable trust. As such, the Reporting Person has no power to voter or transfer the Shares.

## Signatures
- Yaacov Nagar: /s/ Yaacov Nagar, Yaacov Nagar (04/30/2026)